Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Lender Processing Services, Inc. Group Plans Committee
Lender Processing Services, Inc. 401(k) Profit Sharing Plan:
We consent to the incorporation by reference in the Registration Statement (no. 333-152177) on Form S-8 of Lender Processing Services, Inc. of our report dated June 29, 2009 with respect to the statement of net assets available for benefits of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the period from July 2, 2008 to December 31, 2008, and the related supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan.

/s/ KPMG LLP

June 29, 2009
Jacksonville, Florida Certified Public Accountants